UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number: 0‑21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky 40299-2367
(502) 261‑7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Papa John’s International, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022, and Schedule of Delinquent Participant Contributions for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ MCM CPAs & Advisors LLP
Louisville, Kentucky
June 29, 2023
We have served as the auditor of the Plan since 2006.

Papa John’s International, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Cash	$426	$443

Investments at fair value:
Papa John's International, Inc. common stock	3,533,052	6,350,598
Mutual funds	51,960,628	61,104,918
Pooled separate accounts	15,795,946	24,873,851
Collective trust fund	4,227,349	3,431,540
Total investments	75,516,975	95,760,907

Receivables:
Contributions receivable from participants	136,801	1,566
Contributions receivable from employer	4,664,443	2,298,333
Notes receivable from participants	2,214,690	1,882,141
Total receivables	7,015,934	4,182,040

Net assets available for benefits	$82,533,335	$99,943,390

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2022 and 2021

	2022	2021
Additions (deductions):
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$(19,833,833)	$14,085,951
Interest and dividend income	1,290,033	1,150,001
Total investment income (loss)	(18,543,800)	15,235,952

Contributions:
Participant	8,761,073	5,627,031
Rollover	1,505,186	1,895,242
Employer	4,664,443	2,298,346
Total contributions	14,930,702	9,820,619

Benefits paid to participants	(13,473,723)	(11,201,942)
Administrative fees	(323,234)	(289,414)
Net increase (decrease)	(17,410,055)	13,565,215

Net assets available for benefits at beginning of year	99,943,390	86,378,175
Net assets available for benefits at end of year	$82,533,335	$99,943,390

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

1. Description of Plan
The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries who have attained the age of 21 and have completed three months of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Plan Amendments
On November 8, 2021, the Company amended the plan to adopt a safe harbor matching formula of 100% of the first 4% of eligible earnings deferred effective January 1, 2022. As of that date the amendment also eliminated the vesting schedule for current and future eligible employees, removed the requirement to have worked 1,000 hours and be employed on the last day of the Plan year to receive employer contributions, and removed the restriction on highly compensated employees from deferring contributions to the Plan. Employer contributions are no longer discretionary; however, the Company has the ability to provide additional contributions in excess of the matching contribution outlined in the Plan if it so chooses.
Contributions
Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan, subject to Internal Revenue Code (“IRC”) limits. The Company makes matching contributions to the Plan. For the 2022 Plan year, the Company contributed, to participants who were active participants at any time during the payroll period, a matching amount equal to 100% of the first 4% of pay for a participants’ compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the IRC. For the 2021 Plan year, the Company contributed, to participants who completed 1,000 hours of service and were actively employed on the last day of the 2021 Plan year, a matching amount equal to 67 cents for every dollar contributed by the participants up to a maximum of the first six percent of the participants’ eligible compensation contributed to the Plan. Participants who die, retire, or are disabled during the Plan year also receive Company matching contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s contributions and Plan earnings. All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.
Vesting
Participant contributions and the earnings on those contributions are immediately vested to the participant. Company contributions are fully vested upon receipt. Prior to the 2022 Plan Year, Company discretionary contributions and related earnings would vest subject to a five-year graded vesting schedule based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.
Distributions and Payment of Benefits
Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.
Notes Receivable from Participants
Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balances in the participants’ accounts and are interest bearing at the prime rate plus one percentage point at the time of the loans. The loans are measured at their unpaid principal balance plus any accrued but unpaid interest.
Forfeitures
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Forfeitures of approximately $60,000 were used to reduce the amount of the employer matching contributions receivable as of December 31, 2021. There were no forfeitures that reduced the employer matching contributions receivable in 2022. Forfeited amounts approximated $20,000 and $70,000 at December 31, 2022 and 2021, respectively.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company or Plan participants, as provided by the Plan.

2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Contributions
Contributions from participants are recorded when the Company makes payroll deductions. Employer contributions are funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value (see Note 3. Fair Value Measurements). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan’s management (“Plan Management”) to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurements
The Financial Accounting Standards Board Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:
•Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
•Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.
Papa John’s International, Inc. common stock:
Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.
Mutual funds:
Mutual funds are valued at quoted market prices in an exchange and active market. These investments are classified as Level 1 investments.

Pooled separate accounts:
Pooled separate accounts (“PSAs”) are privately managed through investment companies and are not publicly quoted. PSAs are comprised primarily of shares of registered investment companies held through sub-accounts of an insurance company. The PSAs are valued using net asset value (“NAV”) as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets held through sub-accounts of a separate account of an insurance company. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. The Plan has concluded that the NAVs reported by the investment companies approximate the fair value of the investments. There are currently no redemption restrictions or unfunded commitments on these investments.
Collective trust fund:
The Principal Stable Value Fund, held in a collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The investments are valued using NAV as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are currently no redemption restrictions or unfunded commitments on these investments.
The Plan’s investments measured at fair value on a recurring basis as of December 31, 2022 and 2021 are as follows:

	December 31, 2022
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Papa John's International, Inc. common stock	$3,533,052	$—	$—	$3,533,052
Mutual funds	51,960,628	—	—	51,960,628
Total assets in fair value hierarchy	$55,493,680	$—	$—	55,493,680
Investments measured at NAV (a)				20,023,295
Investments at fair value				$75,516,975

	December 31, 2021
	Fair Value Measurements
	Level 1	Level 2	Level 3
Papa John's International, Inc. common stock	$6,350,598		$—	$6,350,598
Mutual funds	61,104,918		—	61,104,918
Total assets in fair value hierarchy	$67,455,516	$—	$—	67,455,516
Investments measured at NAV (a)				28,305,391
Investments at fair value				$95,760,907
(a)    Includes pooled separate accounts and a collective trust fund which are measured using NAV as a practical expedient and are not classified in the fair value hierarchy. The fair value amounts presented in this table are shown for the purpose of reconciling to the Statements of Net Assets Available for Benefits.
4. Tax Status
The Plan is based on a volume submitter document provided by Principal Financial Group. The Internal Revenue Service (“IRS”) ruled on August 8, 2014 that the volume submitter document is in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the IRS determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions that would require recognition or disclosure in the financial statements.
The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Transactions with Parties-in-Interest
Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $3,533,052 and $6,350,598 of Papa John’s common stock at December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, the Plan had purchases of Papa John’s common stock of approximately $417,000 and $298,000 and sales of $784,000 and $1,400,000, respectively.
At December 31, 2022 and 2021, the Plan held units in various pooled separate accounts and a stable value fund managed by affiliates of Principal Trust Company, the Plan trustee. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, as well as uncertainties related to global events and public health concerns. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.
7. Non-exempt Transactions
During the Plan year December 31, 2022, employee withholdings totaling $379,208 were not remitted to the trust within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company remitted the withholdings in 2022 and 2023. Lost earnings were remitted to the Plan in June 2023.
8. Subsequent Events
Plan Management has evaluated all events or transactions that occurred through June 29, 2023, the date the financial statements were issued, and determined that there were no significant events that would have a material impact on its financial statements and related notes.

Supplemental Schedule

Papa John’s International, Inc. 401(k) Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4i
EIN: 61‑1203323, Plan Number: 001
As of December 31, 2022

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares / Units Held or Rate of Interest	Value
Common stock:
*Papa John's International, Inc.	Common Stock	42,924 shares	$3,533,052

Mutual funds:
Pimco	Pimco Total Return Institutional Fund	69,223 shares	585,630
Vanguard Group	Vanguard Target RMT Income INV Fund	11,856 shares	145,115
Vanguard Group	Vanguard Target RMT 2020 INV Fund	77,699 shares	1,970,459
Vanguard Group	Vanguard Target RMT 2025 INV Fund	24,872 shares	414,873
Vanguard Group	Vanguard Target RMT 2030 INV Fund	297,606 shares	9,335,912
Vanguard Group	Vanguard Target RMT 2035 INV Fund	72,927 shares	1,411,136
Vanguard Group	Vanguard Target RMT 2040 INV Fund	353,506 shares	12,019,201
Vanguard Group	Vanguard Target RMT 2045 INV Fund	46,402 shares	1,058,902
Vanguard Group	Vanguard Target RMT 2050 INV Fund	176,161 shares	6,658,881
Vanguard Group	Vanguard Target RMT 2055 INV Fund	28,745 shares	1,212,164
Vanguard Group	Vanguard Target RMT 2060 INV Fund	70,180 shares	2,725,104
Vanguard Group	Vanguard Target RMT 2065 INV Fund	7,708 shares	196,095
Vanguard Group	Vanguard Target RMT 2070 INV Fund	1,850 shares	37,046
Vanguard Group	Vanguard Equity-Income ADM Fund	19,200 shares	1,624,855
Blackrock Advisors, LLC	Blackrock High Yield Bond K Fund	209,108 shares	1,388,474
Blackrock Advisors, LLC	Ishares US Aggregate Bond Index K Fund	36,128 shares	321,540
Capital Research and Mgmt Co	American FDS US Gov't SEC R6 Fund	15,826 shares	194,030
Vanguard Group	Vanguard Small Value Index ADM Fund	17,013 shares	1,161,165
Vanguard Group	Vanguard FTSE SOC IDX ADM Fund	1,767 shares	61,390
American Century Investment Management	American Century Mid-Cap Value Fund	62,009 shares	957,427
Dimensional Fund Advisors	DFA Infl Protected SEC I Fund	27,260 shares	294,950
Vanguard Group	Vanguard EMG MK Stk IDX ADM Fund	23,468 shares	760,597
Blackrock Advisors, LLC	Ishares MSCI EAFE Int IDX K Fund	22,302 shares	295,952
Blackrock Advisors, LLC	Ishares S&P 500 Index K Fund	8,072 shares	3,632,085
Vanguard Group	Vanguard Small Cap Value Index Admiral Fund	14,843 shares	1,046,579
Blackrock Advisors, LLC	Blackrock Mid-Cap Growth Equity K Fund	81,242 shares	2,451,066
			51,960,628
Pooled separate accounts:
*Principal Life Insurance Company	Diversified International Separate Account	16,827 units	1,760,032
*Principal Life Insurance Company	Small-Cap S&P 600 Index Separate Account	10,653 units	891,103
*Principal Life Insurance Company	Mid-Cap S&P 400 Index Separate Account	17,460 units	1,441,925
*Principal Life Insurance Company	Capital Appreciation Separate Account	125,951 units	6,937,655
*Principal Life Insurance Company	Large-Cap Growth I Separate Account	104,786 units	4,765,231
			15,795,946
Collective trust fund:
*Principal Global Investors Trust Company	Principal Stable Value Z Fund	175,255 units	4,227,349
			4,227,349

*Participant Loans	4.25% to 8.50% per annum		2,214,690
			$77,731,665

*Represents party-in-interest to the Plan.

Cost information not required due to Plan being participant directed.

Papa John’s International, Inc. 401(k) Plan
Schedule of Delinquent Participant Contributions
For the year ended December 31, 2022

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if late participate loan repayments are included	Contributions not corrected (a)	Contributions corrected outside VFCP	Contributions pending correction in VFCP
	$379,208	$—	$—	$—

(a) Lost earnings were remitted to the Plan in June 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 29, 2023	/s/ Chris Collins
Chris Collins
Principal Financial and Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm